Exhibit 99.1

Madison Minerals Inc.

Interim Consolidated Financial Statements

Nine months Ended July 31, 2011

(Prepared by Management)

Unaudited Interim Financial Statements

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the period ended July 31, 2011.

Madison Minerals Inc.
Consolidated Balance Sheets
As at

	July 31,	October 31,
	2011	2010
	(unaudited)	(audited)
ASSETS

Current
Cash	$487,084	$307,056
Marketable securities (Note 4)	14,450	20,230
Due from joint venture partner	1,556	5,567
Other receivables	74,069	63,116
Prepaid expenses and deposits	11,357	9,482
	588,516	405,451

Resource properties (Note 5)	3,350,000	7,848,051
Fixtures and equipment	24,046	33,753
	$3,962,562	$8,287,255

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$252,986	$180,235

Shareholders’ Equity
Capital Stock (Note 6)
Authorized
An unlimited number of common shares without par value
Issued
40,906,727 common shares	68,673,644	68,278,644
Contributed surplus	3,658,614	3,658,614
Accumulated other comprehensive loss	(14,450)	(8,670)
Deficit	(68,608,232)	(63,821,568)
	3,709,576	8,107,020
	$3,962,562	$8,287,255

Nature and continuance of operations (Note 1)
Subsequent event (Note 11)

Madison Minerals Inc.
Consolidated Statements of Operations (unaudited)
For the periods

	Three months		Three months	Nine months		Nine months
	ended		ended	ended		ended
	July 31, 2011		July 31, 2010	July 31, 2011		July 31, 2010

Expenses
Accounting and audit	$12,000		$12,560	$36,983		$50,887
Amortization	3,235		3,235	9,707		9,706
Filing fees	500		500	15,286		11,556
Insurance	1,875		-	5,625		-
Investor relations	375		-	1,865		2,864
Legal fees	836		25,790	28,090		28,280
Office and rent	113		249	1,982		1,477
Other costs	9,804		8,786	18,554		11,807
Salaries, fees and benefits	21,368		21,293	63,589		62,190
Transfer agent’s fees	2,738		3,284	10,376		9,183
	(52,844)		(75,697)	(192,057)		(187,950)

Other income (loss)
Interest earned	318		146	1,825		323
Project management fees	143		181	621		1,682
Foreign exchange gain (loss)	(396)		1,210	(4,553)		(6,043)
Write-down of mineral interest (Note 5)	(4,592,500)			(4,592,500)		-
	(4,592,435)		1,537	(4,594,607)		(4,038)

Loss for the period	(4,645,279)		(74,160)	(4,786,664)		(191,988)

Unrealized gain (loss) on marketable securities (Note 4)	-		(2,890)	(5,780)		(5,780)
Comprehensive gain (loss) for the period	$(4,645,279)	$	(77,050)	$(4,792,444)	$	(197,768)

Basic and diluted loss per share	$(0.11)		$(0.00)	$(0.12)		$(0.01)

Weighted average number of common shares outstanding	40,906,727		37,406,727	39,022,111		37,406,727

Madison Minerals Inc.
Consolidated Statements of Deficit and Accumulated other Comprehensive Income (Loss)
(unaudited)
For the periods

		Three months		Three months		Nine months		Nine months
		Ended		Ended		Ended		Ended
		July 31, 2011		July 31, 2010		July 31, 2011		July 31, 2010

STATEMENT OF DEFICIT

Balance, beginning of period		$(63,962,953)		$(63,699,681)		$(63,821,568)		$(63,581,853)
Net income (loss) for period		(4,645,279)		(74,160)		(4,786,664)		(191,988)

Balance, end of period		$(68,608,232)		$(63,773,841)		$(68,608,232)		$(63,773,841)

STATEMENT OF ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Balance, beginning of period	$	(14,450)	$	(8,670)	$	(8,670)	$	(5,780)
Unrealized gain on marketable securities		-		-		-		-
Unrealized loss on marketable securities		-		(2,890)		(5,780)		(5,780)

Balance, end of period		$(14,450)	$	(11,560)		$(14,450)	$	(11,560)

Madison Minerals Inc.
Consolidated Statements of Cash Flows
(unaudited)
For the periods

	Three months		Three months	Nine months	Nine months
	Ended		Ended	Ended	Ended
	July 31, 2011		July 31, 2010	July 31, 2011	July 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(4,645,279)	$	(74,160)	$(4,786,664)	$(191,988)
Items not affecting cash
Amortization	3,235		3,235	9,707	9,706
Write-down of mineral interest	4,592,500		-	4,592,500	-
Changes in non-cash working capital items
Decrease (increase) in receivables	(1,199)		(775)	(10,953)	(6,375)
Decrease (increase) in prepaid expense	(5,625)		(7,500)	(1,875)	(7,500)
(Decrease) increase in accounts payable and accrued liabilities	33,322		66,646	71,671	30,319
	(23,046)		(12,554)	(125,614)	(165,838)

CASH FLOWS FROM FINANCING ACTIVITIES
Issue of capital stock	-		-	395,000	-
Net joint venture partner advances received (expended)	3,507		(4,205)	4,011	45,559
	3,507		(4,205)	399,011	45,559

CASH FLOWS FROM INVESTING ACTIVITY
Net resource property (expenditures) recoveries	(50,027)		(3,495)	(93,369)	(70,036)

Change in cash	(69,566)		(20,254)	180,028	(190,315)

Cash - Beginning of period	556,650		366,133	307,056	536,194

Cash - End of period	$487,084		$345,879	$487,084	$345,879

Madison Minerals Inc.
Notes to Interim Consolidated Financial Statements
for the nine months ended July 31, 2011
(unaudited)

1.	NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated in the Province of British Columbia and is in the process of exploring its resource properties. It has not yet determined whether these properties contain ore reserves that are economically recoverable. To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

At July 31, 2011, the Company had working capital of $335,530 (October 31, 2010 – $225,216). Management believes this will be sufficient to meet the Company’s general and administrative expenses and expenditure commitments on its resource properties for the next twelve months. If the Company is to advance or develop its mineral properties further, it may become necessary to obtain additional funding. While the Company has been successful in obtaining funding in the past, there can be no assurance that it will be able to do so in the future.

These interim unaudited consolidated financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future.

The business of exploring resource properties involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable operations. The recoverability of amounts shown for resource properties is dependent upon the discovery of economically recoverable ore reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to complete exploration and subsequent development, and upon future profitable production from the properties or proceeds from disposition.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements, transfers or other claims, and title may be affected by undetected defects.

2.	INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

While these interim unaudited consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements they follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the consolidated financial statements for the year ended October 31, 2010.

3.	SIGNIFICANT ACCOUNTING POLICIES

These interim unaudited consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements of the Company.

Madison Minerals Inc.
Notes to Interim Consolidated Financial Statements
for the nine months ended July 31, 2011
(unaudited)

4.	MARKETABLE SECURITIES

The Company’s holdings of marketable securities consist of shares in Lund Gold Ltd. (“Lund”), a public company whose shares are listed on the TSX Venture Exchange (the “Exchange”). Lund is a related party, in that it has a number of directors and senior officers in common with the Company.

Fair value per
	Fair value		share	Fair value
Number of	per share end	Fair value	beginning of	beginning of
shares	of period	end of period	period	period

289,000	$0.05	$14,450	$0.07	$20,230

Because these shares are listed on the Exchange, published quotations in an active market are available. The company determines the fair value of its holdings of Lund based on the closing bid price on the balance sheet date. In accordance with our accounting policies as set out in our annual audited financial statements, the Lund shares are classified as an “available for sale” financial instrument, and increases or decreases in the fair value are credited or charged to “other comprehensive income (loss)” in the statement of operations. During the nine month period, the Company recognized a comprehensive loss of $0.02 per share for a total loss of $5,780.

The Company also holds 3,521,648 shares of Buffalo Gold Ltd., which formerly traded on the Exchange. Trading in the shares of Buffalo Gold Ltd. (“Buffalo”) has been suspended on the Exchange, and effective April 30, 2009 the Company wrote down the carrying value of the shares of Buffalo to zero.

5.	RESOURCE PROPERTIES AND DEFERRED COSTS

Lewis Property,
Nevada

Balance, October 31, 2010	$7,848,051

Advance royalty payment	41,170
Assays and storage	6,571
Land and Legal	51,712
Reclamation bond	2,008
Reclamation bond recovered	(7,012)
94,449
7,942,500
Impairment recognized	(4,592,500)
Balance, July 31, 2011	$3,350,000

Madison Minerals Inc.
Notes to Interim Consolidated Financial Statements
for the nine months ended July 31, 2011
(unaudited)

5.	RESOURCE PROPERTIES AND DEFERRED COSTS (Cont’d…)

During the period, the Company determined that the fair value of the Company’s interest in the Lewis Gold Project was less than the unadjusted carrying value; estimated this fair value to be $3,350,000 as at July 31, 2011; and accordingly wrote down the carrying value to this amount, recognizing an impairment charge of $4,592,500.

In June 2011 the Lewis project joint venture made a payment of US $30,600 to mining authorities of the State of Nevada in respect of certain 2010 claim maintenance costs which had been allowed to be deferred until 2011. Of this amount, the Company’s 60% portion was US $18,360 (approximately $17,800). The Company has received notification from its attorneys that the State of Nevada legislation establishing this payment has been found unconstitutional. However it cannot be determined at this time the mechanism, if any, or the timing of any refund of this payment or its credit against future claim maintenance costs. Until this uncertainty is resolved, the Company has recorded and will carry this payment as a claim maintenance cost.

6.	CAPITAL STOCK AND CONTRIBUTED SURPLUS

The Company’s authorized share capital consists of an unlimited number of common shares.

	Number of Shares	Amount	Contributed Surplus
Issued and outstanding:
Balance as at October 31, 2010	37,406,727	$68,278,644	$3,658,614
Issued for cash during period	3,500,000	395,000	-

Balance as at July 31, 2011	40,906,727	$68,673,644	$3,658,614

7.	STOCK OPTIONS AND SHARE PURCHASE WARRANTS

As at July 31, 2011, the following stock options were outstanding:

Number of Shares	Exercise Price	Expiry Date

1,687,616	$1.10	October 20, 2011
200,000	0.77	April 27, 2012
750,000	0.25	April 14, 2013
2,637,616

Madison Minerals Inc.
Notes to Interim Consolidated Financial Statements
for the nine months ended July 31, 2011
(unaudited)

7.	STOCK OPTIONS AND SHARE PURCHASE WARRANTS (Cont’d…)

As at July 31, 2011, the following share purchase warrants were outstanding:

Number of Shares	Exercise Price	Expiry Date

984,833	$0.25	October 31, 2011
2,500,000	0.15	March 28, 2013
1,000,000	0.16	April 14, 2013
4,484,833

8.	SEGMENTED INFORMATION

The Company has one operating segment being the exploration of mineral properties located in the United States (Note 5). All equipment is held in Canada.

9.	RELATED PARTY TRANSACTIONS

a)	The Company incurred the following expenses with directors during the nine months ended July 31, 2011 and 2010:

	2011	2010
	$	$

Directors fees	9,000	9,000
Legal fees	23,450	38,850
Salaries and benefits	54,500	42,110

Directors fees, legal fees and salaries and benefits have been expensed to operations, capitalized to resource properties or recorded as share issue costs, based on the nature of the expenditure.

b)	As at July 31, 2011, accounts payable and accrued liabilities include $205,650 (October 31, 2010 - $120,700) due to officers of the Company.

Madison Minerals Inc.
Notes to Interim Consolidated Financial Statements
for the nine months ended July 31, 2011
(unaudited)

10.	FINANCIAL INSTRUMENTS AND RISKS

The Company’s financial instruments consist of cash, marketable securities, receivables, accounts payable and accrued liabilities, and amounts due from or to the joint venture partner. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant credit or interest rate risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

Financial risk factors

The Company’s risk exposures and the impact on its financial instruments are summarized as follows.

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company believes it has no significant credit risk.

Liquidity risk

The Company manages liquidity risk by ensuring that it maintains sufficient liquidity to meet liabilities as they become due. As at July 31, 2011 the Company had cash balances totaling $487,084 (October 31, 2010 – $307,056) to settle current liabilities of $252,986 (October 31, 2010 – $180,235).

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

 (a) Interest rate risk

The Company holds cash balances and has no interest-bearing debt. The Company’s cash balances are held in demand deposits with a major Canadian chartered bank. The Company periodically monitors and is satisfied with the credit rating of its bank.

 (b) Foreign exchange rate risk

The Company’s mineral property costs are incurred predominantly in U.S. dollars and the line items in its statement of operations are incurred predominantly in Canadian dollars, and any future equity raised is expected to be in Canadian dollars. As at July 31, 2011 the Company had balances denominated in U.S. dollars of cash US$13,583 and a receivable of US$1,631. For each 1% change in the U.S. dollar versus the Canadian dollar a gain or loss of US$152 would arise. Consequently, the Company believes it is not exposed to significant currency risk at this time. The Company has to date elected not to seek protection from adverse changes in foreign exchange rates by such means as hedges, options or futures contracts.

 (c) Price risk

The Company is exposed to price risk with respect to equity prices, and in particular to movements in the market price of shares of Lund. Each $0.01 increase or decrease in the fair value of Lund has the effect of adding or subtracting $2,890 to or from the Company’s comprehensive income.

Madison Minerals Inc.	FORM 51-102F1
MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED JULY 31, 2011

Introduction and Overview

Madison Minerals Inc. is a junior mineral exploration company listed on the TSX Venture Exchange under the trading symbol “MMR” and on the U.S. OTC Bulletin Board under the symbol “MMRSF”. Madison’s current exploration focus is the Lewis Gold Project in the Battle Mountain District of Nevada.

Madison is in the business of the acquisition, exploration, exploration management and sale of mineral properties, with the primary aim of advancing them to a stage where they can be exploited at a profit. We do not currently have any producing properties and our current operations are exploratory searches for mineable deposits of minerals. The Lewis Gold Project has been Madison’s primary focus since 2005.

This MD&A is dated September 26, 2011 and discloses specified information up to that date. Madison is classified as a “venture issuer” for the purposes of National Instrument 51-102. The Company’s adoption date for International Financial Reporting Standards (IFRS) will be November 1, 2011; accordingly, these financial statements are prepared in accordance with generally accepted accounting principles applicable in Canada prior to the adoption of IFRS and are expressed in Canadian dollars. The discussion and analysis should be read together with the consolidated financial statements for the nine months ended July 31, 2011 and related notes attached thereto (the “Interim Financial Statements”). Throughout this report we refer from time to time to “Madison”, “the Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Madison Minerals Inc. which is the reporting issuer in this document. We recommend that readers consult the “Cautionary Statement” on the last page of this document.

Overall Performance

The following summarizes the significant events and transactions in the Lewis project and our financing activities during and subsequent to the three most recent fiscal quarters, November 2010 to July 2011, with emphasis on the three months May to July 2011. It should be noted that in March and April 2011 we completed two private placement financings generating gross proceeds of $395,000. These financings are the principal cause of our working capital position at the fiscal quarter end July 31, 2011 being $335,530 upon which we base our operations and activities for the fiscal year currently under way.

Lewis Gold Project, Nevada

During 2011’s first three fiscal quarters, as in the prior year, the joint venture decided to minimize expenditures on the Lewis project, reflecting our uncertainty about market and financing conditions. Notably, however, we expended some $41,200 in December 2010 as our portion of the advance royalty payment for 2011, and some $51,700 in June 2011 as our portion of claim maintenance costs for the year. Including these two outlays, during the 2011 fiscal year to date we expended approximately $94,000 on our 60 per cent portion of JV costs. These costs are set out in Note 5 to the Interim Financial Statements. Other than the advance royalty and claim maintenance payments, the principal other cost was for assay and storage costs associated with the Lewis claims.

Our December 2010 payment of the advance royalty for 2011 and our June 2011 claim maintenance payments indicate the intention of the joint venture partners to continue with our tenure and development of the Lewis Project. However, because the joint venture has not pursued any material levels of on-the-ground exploration during the Company’s 2009, 2010 and 2011 fiscal years, and because the market capitalization of the Company’s shares is significantly below our previous unadjusted carrying values for the Lewis Project, management made the determination in the third quarter that the carrying value was probably impaired. Management estimated the fair value of the Lewis Project, net to the Company’s interest, at July 31, 2011 to be $3,350,000 and accordingly recorded an impairment charge of $4,592,500 or 58% of the unadjusted carrying value as a third quarter cost.

Other projects

There have been no changes to the information set out in Note 5 to our October 31, 2009 annual audited financial statements about the Belencillo project in Panama or the Mount Kare project in Papua New Guinea. This latter project remains in liquidation.

Madison Minerals Inc.
Nine months ended July 31, 2011
Management Discussion and Analysis
Page 2 of 6

Comment on the nature of and presumption of continuance of our operations

As set out in Note 1 to the Interim Financial Statements, our financial reporting assumes continuing operations in the normal course of business. We believe this presumption is supported by the current financings set out in Note 6.

At this stage of development, Madison does not generate cash flow and consumes significant cash resources in carrying on its exploration business. Readers should note that in 2011 the Company has augmented its total cash resources by a net $180,028 as set out in the Statement of Cash Flows, and that as at July 31, 2011 the Company’s working capital was $335,530. This is of course attributable to the March and April financings, net of drawdowns arising from operating and investing activities.

Results of Operations – Summary of Quarterly Results

	Three	Three	Three	Three	Three	Three	Three	Three
	Months	Months	Months	Months	Months	Months	Months	Months
	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	July 31,	April 30,	January 31,	October 31,	July 31,	April 30,	January 31,	October 31,
	2011	2011	2011	2010	2010	2010	2010	2009
Total assets	$3,962,562	$8,573,440	$8,275,964	$8,287,255	$8,296,762	$8,304,797	$8,405,901	$8,461,520
Resource properties	3,350,000	7,891,393	7,893,042	7,848,051	7,810,421	7,804,556	7,794,305	7,737,693
Working capital	335,530	436,180	138,983	225,216	304,448	384,127	454,193	565,237
Shareholders’ equity	3,709,576	8,354,855	8,062,542	8,107,020	8,151,857	8,228,907	8,291,957	8,349,625
Revenues	nil	nil	nil	nil	nil	nil	nil	nil
Net income (loss)	(4,645,279)	(96,907)	(44,478)	(47,727)	(74,160)	(64,495)	(53,333)	(87,290)
Earnings (loss) per share	(0.11)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)

Discussion of quarterly results

Madison’s management believes that the financial analysis of a resource exploration company is best focused on the statement of cash flows. This statement demonstrates our ability to raise and maintain the necessary funding to pursue our exploration targets and to administer the company while doing so. For the nine months ended July 31, 2011 we increased cash resources by $180,000 made up of the following: $395,000 in cash proceeds of financings; $93,000 expended on the Lewis Gold Project; and $126,000 on operations. In the comparable 2010 period, we drew down cash resources by $190,000 made up of the following: $70,000 expended on the Lewis Gold Project, net cash inflows of $45,000 from our joint venture partner, and $166,000 on operations.

In the 2011 first three fiscal quarters, the principal components of our expenditures on the Lewis Project were $41,000 for the advance royalty payment and $60,000 in land, legal and other costs, reduced by the refund of a reclamation bond from earlier years of $7,000. In the 2010 first three fiscal quarters, the principal components of our expenditures on the Lewis Project were $44,000 for the advance royalty payment and $28,000 in land, legal and other costs. Details of the fiscal 2011 costs are set out in Note 5 to the Interim Financial Statements.

Because of the proceeds of the two financings completed in March and April 2011, Madison concluded the 2011 third quarter adequately funded, with a cash balance of $487,000, a commodity tax receivable of $74,000, $253,000 in current liabilities and no long term debt.

Administrative costs for the 2011 first three quarters were an immaterial two per cent greater than in 2010. The principal reduction is in audit and accounting costs related to diminished expected costs of complying with Sarbanes-Oxley legislation in the U.S, and the principal increase is in “other” costs, primarily those incurred for reviewing possible new mineral project acquisitions; this is an inherently variable cost centre. We expect costs for the balance of fiscal 2011 and for fiscal 2012 to be similar to or less than in 2010 as our cost-saving measures continue. We expect to incur certain costs later in the current fiscal year associated with the adoption of IFRS in the next fiscal year.

The operating results of junior exploration companies typically demonstrate wide variations from period to period. These variances arise from fluctuations in such costs as stock-based compensation, exploration costs expensed or written down, professional and consulting fees, transfer and filing fees, public relations costs and general office

Madison Minerals Inc.
Nine months ended July 31, 2011
Management Discussion and Analysis
Page 3 of 6

expense. Management of Madison does not believe that much meaningful information about our operations can be derived from an analysis of quarterly fluctuations in more detail than presented in the quarterly and annual financial statements. Commencing two years ago, the Company established a program of reducing general and administrative costs, in keeping with reduced funding balances and diminishing levels of exploration activity on the Lewis gold project. This has resulted in significant reductions across most major cost centres. Recent quarter-by-quarter costs are now stabilizing at relatively modest levels. Operating expenses for the quarter ended July 31, 2011 were $52,844 compared to $75,697 in the prior fiscal year’s third fiscal quarter. The decrease is principally attributable to a decrease in legal costs, which is also an inherently variable cost centre.

The significant changes in Madison’s key financial data over the eight quarters scheduled above are attributed principally to exploration expenditures on the Lewis Property in Nevada, to the material write-down recognized in the current quarter, to administrative effort in support of the project, and to financings carried out.

Liquidity

Based on its period-end working capital of $335,000, Madison has sufficient funds to meet its general and administrative expenses and its share of the probable costs of the next phases of exploration on the Lewis Property for the current fiscal year. Programs and budgets for 2011 for the Lewis Property will conform to the funds available. The two financings completed in March and April 2011 confirm our ability to finance under current market conditions.

Capital Resources

At July 31, 2011 and to the date of this report, Madison has a reasonable cash and working capital position. To fulfill the advance royalty commitment at the fourth anniversary, a payment of approximately USD $43,000 will be required in December 2011. The Company and the joint venture have no commitments for capital expenditures. The Company has a non-capital commitment for the lease of rental office space as set out in Note 13 to the annual audited financial statements. We expect virtually all of these lease amounts will be funded by a related company as also set out therein. That entity is well funded.

Related Party Transactions

During the nine months ended July 31, 2011, Madison accrued salaries and benefits of $54,500 to Chet Idziszek, the Chairman of the Board and Chief Executive Officer for executive management services, paid or accrued a director’s fee of $4,500 to each of directors Vivian Danielson and Robert Sibthorpe, and accrued $23,450 to a law firm controlled by J. G. Stewart, Corporate Secretary and a Director, for legal services. As at July 31, 2011, accounts payable and accrued liabilities included $126,550 due to Mr. Idziszek for accrued unpaid salary, $72,100 to Mr. Stewart’s law firm for accrued and unbilled legal fees, and $3,500 to each of directors Sibthorpe and Danielson for accrued directors’ fees. These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the Company and the related parties.

Accounting Standards

The Company has not adopted nor does it expect to adopt any new accounting standards pursuant to Canadian GAAP for the current fiscal year which commenced November 1, 2010.

International Financial Reporting Standards (“IFRS”) Implementation Plan

As described in Note 3 to the annual audited financial statements, 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Madison Minerals Inc. will publish its first financial statements under IFRS for its interim fiscal quarter ending January 31, 2012. Those statements will include comparative amounts, determined under IFRS, from our prior fiscal year ended October 31, 2011; in order to provide this comparative information, we will need to restate our balance sheets under IFRS as at October 31, 2010 and 2011 as part of the preparation of the January 2012 disclosure. The Company has commenced the development

Madison Minerals Inc.
Nine months ended July 31, 2011
Management Discussion and Analysis
Page 4 of 6

of an IFRS implementation plan to prepare for this transition, and is currently in the process of analyzing the key areas where changes to current accounting policies may be required.

While an analysis will be required for all current accounting policies, the initial key areas of assessment include:

  Exploration and development expenditures;

  Property, plant and equipment (measurement and valuation);

  Provisions, including asset retirement obligations and possible impairment;

  Stock-based compensation;

  Accounting for joint ventures;

  Accounting for income taxes; and

  First-time adoption of International Financial Reporting Standards (IFRS 1).

As the analysis of each of the key areas progresses, other elements of the Company’s IFRS implementation plan will also be addressed, including the implication of changes to accounting policies and processes; financial statement note disclosures; information technology; internal controls; contractual arrangements; and employee training.

The following table summarizes the expected timing of activities related to the Company’s transition to IFRS.

Initial analysis of key areas for which changes to accounting policies may be required.	In progress now
Detailed analysis of all relevant IFRS requirements and identification of areas requiring accounting policy changes or those with accounting policy alternatives.	By October 31, 2011
Assessment of first-time adoption (IFRS 1) requirements and alternatives.	By October 31, 2011
Final determination of changes to accounting policies and choices to be made with respect to first-time adoption alternatives.	By October 31, 2011
Resolution of the accounting policy change implications on information technology, internal controls and contractual agreements.	By October 31, 2011
Management and employee education and training.	Throughout the transition process
Quantification of the Financial Statements impact of changes in accounting policies.	By October 31, 2011

The timelines for the second and third items in the preceding list have been deferred by three months from our previous MD&A. The Company expects to fully meet the IFRS conversion requirements on a timely basis.

Financial Instruments

Madison’s material financial instruments consist of cash, marketable securities, receivables (including amounts receivable from our joint venture partner), and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that we are not exposed to significant interest, currency or credit risks arising from these financial instruments. Cash is carried at fair value using a Level 1 fair value measurement. The fair value of our other financial instruments is approximately equal to their carrying values due to short maturity terms or, in the case of marketable securities, readily available active market prices. As at July 31, 2011, of our total current assets of $588,516 the amount of $14,159 or less than two per cent represented the translated value of U.S. dollar bank holdings and a U.S. dollar receivable, exposing the Company, on an accounting basis, to a modest foreign exchange risk. At July 31, 2011 we did not have material payable balances denominated in U.S. dollars. Madison has to date not entered into the use of derivative instruments or foreign exchange contracts to hedge against gains or losses arising from foreign exchange fluctuations. Our marketable securities are measured at fair value based on quoted market prices, using the closing bid price at the balance sheet date. This is consistent with level 1 of the fair value hierarchy described in Note 14 to our annual audited financial statements.

Madison Minerals Inc.
Nine months ended July 31, 2011
Management Discussion and Analysis
Page 5 of 6

Risk Factors

The following is a brief summary of certain risk factors for which adverse occurrences may have a material impact on the Company’s future financial performance. The factors set out below represent only those risks which in management’s judgment constitute the most serious risk threats.

Risks of the Company’s exploration efforts failing to establish a viable mining project

The Company is engaged in the business of acquiring interests in mineral properties in the hope of locating mineral reserves. The Company's property interests are in the exploration stage only and are without a known body of commercial ore. Accordingly, there is little likelihood that the Company will realise any profits in the short to medium term. Any profitability in the future from the Company's business will be dependent upon locating mineral reserves, which itself is subject to numerous risk factors. The business of exploring for minerals involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. In exploring its mineral deposits, the Company will be subjected to an array of complex economic factors and accordingly there is no assurance that a positive feasibility study or any projected results contained in a feasibility study of a mineral deposit will be attained. Technical considerations, delays in obtaining governmental approvals, inability to obtain financing or other factors could cause delays in exploring properties. Such delays could materially adversely affect the financial performance of the Company.

Risks to investors of significant fluctuations in share prices and share price volatility

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly junior mineral exploration companies like the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company's common stock fluctuated from a high of $0.22 to a low of $0.075 in the period beginning November 1, 2009 and ending on the date of this report. It is probable that such price fluctuations will continue to occur, and there can be no assurance that the market price for the Company’s shares will improve from current valuations.

Risks of failing to meet additional substantial funding requirements

The Company has not received cash flow from operations in the past and cash flow is not expected in the next few years to satisfy the Company’s operational requirements and cash commitments. In the past, the Company has relied on sales of equity securities to meet most of its cash requirements, together with management fees, property payments and sales or joint ventures of properties. There can be no assurance that funding from these sources will be sufficient in the future to satisfy operational requirements and cash commitments.

The Company presently has sufficient financial resources to undertake its share of the cost of the next phases of exploration on its Lewis Property for the coming year only if the scope of expenditure remains similarly modest as in fiscal 2009-2010 and 2008-2009, a scope which is significantly reduced from that which was conducted in the two financial years 2007-2008 and 2006-2007. Further significant exploration programs, if adopted in the current or future years, will require additional financing to proceed. The exploration of the Company’s properties depends upon the Company’s ability to obtain financing through any or all of the joint venturing of projects, debt financing, equity financing or other means. There is no assurance that the Company will be successful in obtaining the required financing. Failure to obtain additional financing on a timely basis could cause the Company to forfeit all or a portion of its interest in its properties or reduce or terminate its operations on such properties.

Statutory Disclosure

Important additional information about Madison, including previous financial statements, news releases and material change reports, is available on the SEDAR website – www.sedar.com.

Disclosure by venture issuer without significant revenue

Analyses of the material components of Madison’s general and administrative expenses and of the material components of the acquisition and deferred exploration costs of our mineral properties for the current fiscal year to date are provided in the financial statements to which this MD&A relates. The largest components of the

Madison Minerals Inc.
Nine months ended July 31, 2011
Management Discussion and Analysis
Page 6 of 6

comparative general and administrative expenses between fiscal 2010’s and 2011’s first three fiscal quarters are reduced audit and accounting expense and increased “other” costs as set out on page 2 above.

Outstanding Share Data

The authorized share capital of the Company is an unlimited number of common shares without par value of which 40,906,727 were outstanding at July 31, 2011 and as at the date hereof.

At July 31, 2011 and the date of this report Madison had 2,637,616 incentive stock options outstanding as set out in Note 7 to the Interim Financial statements, exercisable at prices ranging from $0.25 to $1.10 per share for terms expiring between October 20, 2011 and April 14, 2013.

At July 31, 2011 and the date of this report Madison had 4,484,833 share purchase warrants outstanding as set out in Note 7 to the Interim Financial Statements, exercisable at prices ranging from $0.15 to $0.25 per share for terms expiring between October 31, 2011 and April 14, 2013.

Vancouver, British Columbia	ÐÑÐÑÐÑ	September 26, 2011

Cautionary Statement
This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, (i) estimates of exploration investment and scope of exploration programs, and (ii) estimates of stock-based compensation expense. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks,  uncertainties and other factors, including risks associated with mineral exploration, price and other volatility in the financial markets and in the mineral commodities we seek, and operational and political risks. We recommend that users of this document do not place undue reliance on forward-looking statements.

Form 52-109FV2
Certification of interim filings - venture issuer basic certificate

I, Chet Idziszek, Chief Executive Officer of Madison Minerals Inc., certify the following:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Madison Minerals Inc., (the “issuer”) for the interim period ended July 31, 2011.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: September 28, 2011

“Chet Idziszek”
Chet Idziszek,
Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)	controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109FV2
Certification of interim filings - venture issuer basic certificate

I, Ian Brown, Chief Financial Officer of Madison Minerals Inc., certify the following:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Madison Minerals Inc., (the “issuer”) for the interim period ended July 31, 2011.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: September 28, 2011

“Ian Brown”
Ian Brown,
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)	controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.